October 8, 2013

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed on February 7, 2013
File No. 001-33988

Dear Mr. Schwall:

Graphic Packaging Holding Company (the “Company”) is hereby responding to the comment contained in your letter dated September 24, 2013 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). The comment of the Staff is set forth in bold and italicized text below and the Company’s response is set forth in plain text immediately beneath the comment.

Exhibits

1.
We note your disclosure at page 76 regarding your supply agreement with the MillerCoors Brewing Company and your agreement with CoorsTek, Inc. with respect to real property and a facility in Golden, Colorado. Please file such agreements, or tell us why you believe that you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

The Company did not file the supply agreement with MillerCoors as a material contract pursuant to Item 601(b)(10) of Regulation S-K for two reasons. First, the contract was made in the ordinary course of business and is similar in all material respects to the Company’s other carton supply contracts for beverage manufacturers. In addition, the Company believes the contract is not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K because no director, officer, promoter, voting trustee, security holder or underwriter is a party to the contract. As disclosed, Mr. Jeffrey H. Coors, one of the Company’s directors, was an executive officer of the predecessor to one of the joint venture parties that constitute MillerCoors over 20 years ago. We understand that various Coors family trusts with which Jeffrey H. Coors is associated own approximately 46.21% of the Class A voting common stock and approximately 6.83% of the Class B common stock of Molson Coors Brewing Company (which has a 42% share in the profits of MillerCoors). Other than this indirect affiliation, which is disclosed to explain the relationship between Mr. Coors and the contracting entity that shares the Coors name, there is no relationship requiring the filing of the contract.

For similar reasons, the Company did not file the Purchase and Sale Agreement dated February 21, 2012 between Graphic Packaging International, Inc. and Coorstek, Inc. as a material contract pursuant to Item 601(b)(10) of Regulation S-K.  The purchase price received in the transaction, $10 million (plus space in a portion of the building that the Company can continue to occupy for up to three years) constituted .23% of Net Sales for 2012, and .22% of Total Assets at December 31, 2012.  Thus, the financial impact of the agreement was immaterial to the Company.  Additionally, the Company believes the agreement is not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K because no director, officer, promoter, voting trustee, security holder or underwriter is a party to the contract.  Mr. Jeffrey H. Coors is not a director, officer or direct owner of Coorstek, Inc.  As disclosed, he is associated with Coorstek through family members and related trusts.  Other than this indirect affiliation, which is disclosed to explain the relationship between Mr. Coors and the contracting entity that shares the Coors name, there is no relationship requiring the filing of the contract.

Closing Comments

The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-9090 or Laura Lynn Church at (770) 240-7931.

Very truly yours,

/s/ Stephen A. Hellrung
Stephen A. Hellrung
Senior Vice President, General Counsel
and Secretary

cc:    David W. Scheible,
Chairman, President and Chief Executive Officer

2